SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2005

Commission File Number: 333-115996

Concordia Bus Nordic AB (publ)
(Translation of registrant’s name into English)

Solna Strandvag 78, 171-54 Solna, Sweden
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒    Form 40-F    ☐

Indicate by check mark whether the registrant files by furnishing the information contained in this Form is also thereby furnishing the Information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐    No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-           .

FOR IMMEDIATE RELEASE

CONCORDIA BUS NORDIC AB (PUBL) ANNOUNCES EXTENSION OF CONSENT SOLICITATION TO 1 JULY 2005

30 June 2005 — Concordia Bus Nordic AB (publ) (“Nordic”) announced today that it is extending its pending solicitation of consents (the “Solicitation”) from holders of its 9.125% Senior Secured Notes due 2009 (the “Secured Notes”) to (a) certain amendments and waivers (the “Proposed Amendments and Waivers”) of the terms in the Indenture governing the Secured Notes (the “Indenture”) and (b) the foregoing (the “Agreement”) of their right to participate in any change of control offer set out in Section 1015 of the Indenture occasioned by a possible restructuring of Concordia Bus AB (“Bus”), as outlined in the indicative terms publicly announced on 16 March 2005 (the “Indicative Terms”).

Under the extended deadline, all holders of Secured Notes who submit valid and unrevoked consents prior to 5:00 P.M. London time on Friday, 1 July 2005, will receive the consent fee of €5 per €1,000 of the principal amount of Secured Notes for which they deliver valid and effective consents, subject to the terms and conditions of the Solicitation.

Holders who have previously delivered consents need not take any further action in order to receive the consent fee.

Nordic is not amending the Proposed Amendments and Waivers or the Agreement.

The operating businesses continue to function normally and continue to provide full bus services to passengers and customers.

This announcement is not a solicitation of consents with respect to any securities.  The Solicitation is being made solely by the Consent Solicitation dated 16 March 2005.

The Tabulation Agent has advised Nordic that as of 29 June 2005 consents for 10.69% aggregate principal amount of the Secured Notes had been validly submitted and unrevoked.

For further information please contact:

Financial advisers to Concordia Bus Nordic AB:

Alvarez & Marsal (Europe) Limited

5th Floor

One Canada Square

London E14 5AA

Contacts:	Tony Alvarez III
Telephone:	+44 (0) 207 715 5200
E-mail:	TAlvarezIII@alvarezandmarsal.com

ENQUIRIES:
Ragnar Norbäck	+46(0)854630141
Per Skärgård	+46(0)854630021

Richard Constant/ Candace Carpenter	+44(0)207.554.1400
Gavin Anderson & Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Concordia Bus Nordic AB (publ)
(Registrant)

Date: July 1, 2005	By:	/s/ Per Skärgård
Per Skärgård
Chief Financial Officer